Filed by MNB Bancshares, Inc. Pursuant to Rule
425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject Company: MNB Bancshares, Inc.
Commission File No. 020878

PRESS RELEASE

MNB BANCSHARES, INC.


CONTACT:	Patrick L. Alexander
		President and Chief Executive Officer
		(785) 565-2000


FOR IMMEDIATE RELEASE
MNB STOCKHOLDERS APPROVE MERGER


	(Manhattan, Kansas, September 27, 2001)
MNB Bancshares, Inc. (NASDAQ Small Cap
Market -- "MNBB"), Manhattan, Kansas, the holding company for Security National Bank, announced today that its stockholders have voted to approve its combination with Landmark
Bancshares, Inc. (NASDAQ-NMS -- "LARK"),
Dodge City, Kansas, the holding company for Landmark Federal Savings Bank, in a merger of equals transaction. At a separate meeting held today, Landmark's stockholders also voted to approve the merger. All final regulatory approvals have been obtained and the transaction is expected to be completed within the next few weeks.
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